Exhibit 99.(a)(6)

Subject: Important Notice Regarding the Stock Option Purchase Offer

Dear Healthways Colleague:

We wanted to send you this notice to remind you that the deadline of December 30, 2008 (11:59 P.M., Central Standard Time) is approaching for you to elect to participate in the stock option purchase program. If you wish to participate in the offer to tender your eligible options, as described in the offering materials filed with the Securities and Exchange Commission on Schedule TO on December 2, 2008 (the “offering materials”), you must complete the Letter of Transmittal in accordance with the terms set forth in the offering materials and deliver it to the Company by email to benefitscommunications@healthways.com or by fax to (615) 764-0346 or by mail to Attn: Betty Ann Lay, 701 Cool Springs Boulevard, Franklin, TN 37067 by December 30, 2008 (11:59 P.M., Central Standard Time). Eligible employees are only those employees of the Company or one of its subsidiaries, other than our Chief Executive Officer, as of December 2, 2008 who continue to be employees through the expiration date of the Offer on December 30, 2008, or a later date if the Offer is extended.

Note that your participation in the offer is completely voluntary. You are not obligated to participate in the offer, and if you do not respond by the deadline referred to above, any options you hold will remain subject to their present terms. Questions about the offer or requests for assistance or for additional copies of any offering materials should be made by phone to (615) 614-4115 or email to benefitscommunications@healthways.com.